Mail Stop 4631

                                                            April 9, 2018

Yun Cai
President
Tiburon International Trading Corp.
Xinkaicun, group 5, Weizigouzhen, Jiutai
Changchun, Jilin province, China 130519

       Re:      Tiburon International Trading Corp.
                Registration Statement on Form S-1
                Filed March 12, 2018
                File No. 333-223568

Dear Mr. Cai:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of
      Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Summary of Prospectus, page 5

   2. Please disclose here that your auditor has raised substantial doubt about your ability to continue as a going concern.
 Yun Cai
Tiburon International Trading Corp.
April 9, 2018
Page 2

Procedures and Requirements for Subscription, page 13

    3. Please disclose the timing of acceptance or rejection of subscription agreement and return of funds for rejected subscriptions.

Description of Business, page 13

    4. We note your risk factor disclosure on page 7 that various factors may affect the delivery of your "drywall steel studs." Drywall steel studs appear unrelated to your business.
       Please revise or advise.

Government and Industry Regulation, page 16

    5. We note that you are a Nevada corporation that plans to operate in China. Please provide a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.

Management's Discussion and Analysis and Plan of Operation, page 18

    6. We note your disclosure that Mr. Cai has verbally agreed to advance the company funds to complete the registration process. Please file a written description this verbal agreement as an exhibit to the registration statement. Please see Compliance and
       Disclosure Interpretations, Regulation S-K, Question 146.04.

Item 16. Exhibits, page 33

    7. Please file your counsel's legal opinion and consent as an exhibit. See
Item 601(b)(5)
       and Item 601(b)(23) of Regulation S-K.

    8. Please file your form of subscription agreement as an exhibit. See item 601(b)(10) of
       Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Yun Cai
Tiburon International Trading Corp.
April 9, 2018
Page 3

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or me at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction